SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                    Class B Common Stock, par value $0.01(1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  957541-10-5 (Number for Class A Common Stock)
--------------------------------------------------------------------------------
                                  CUSIP Number

                    December 31, 2003 (end of calendar year)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------
(1) Although not registered under Section 12 of the Securities Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.


                               Page 1 of 9 Pages

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Melvin J. Simon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

       NUMBER OF           5.     SOLE VOTING POWER

        SHARES                              1,374,962 Class B Common Stock at
                                            December 31,2003
                                            401,660 Class A Common Stock at
                                            December 31,2003 (including options
                                            and warrants to purchase shares that
                                            are exercisable within 60 days of
                                            December 31, 2003)

     BENEFICIALLY          6.     SHARED VOTING POWER

       OWNED BY                             14,589,082 Class B Common Stock at
                                            December 31, 2003

         EACH              7.     SOLE DISPOSITIVE POWER

       REPORTING                            1,374,962 Class B Common Stock at
                                            December 31, 2003
                                            401,660 Class A Common Stock at
                                            December 31, 2003 (including options
                                            and warrants to purchase shares that
                                            are exercisable within 60 days of
                                            December 31, 2003)

        PERSON             8.     SHARED DISPOSITIVE POWER

         WITH                               14,589,082 Class B Common Stock at
                                            December 31, 2003

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            401,660 Class A Common Stock
                                            (including options and warrants to
                                            purchase shares that are exercisable
                                            within 60 days of December 31, 2003)

                                            15,964,044 Class B Common Stock at
                                            December 31, 2003

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

                               Page 2 of 9 Pages

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 57.0% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Less than 1% of the outstanding shares of Class A Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

                               Page 3 of 9 Pages

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert C. Penny III

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

       NUMBER OF           5.     SOLE VOTING POWER

        SHARES                              --

     BENEFICIALLY          6.     SHARED VOTING POWER

      OWNED BY
                                  170,940 Class A Common Stock

                                  14,589,082 Class B Common Stock

         EACH              7.     SOLE DISPOSITIVE POWER

       REPORTING                            ----

        PERSON             8.     SHARED DISPOSITIVE POWER

         WITH
                                  170,940 Class A Common Stock

                                  14,589,082 Class B Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,589,082 Class B Common Stock at December
                                  31, 2003

                                  170,940 Class A Common Stock (consisting of
                                  warrants to purchase shares that are
                                  exercisable within 60 days of December 31,
                                  2003)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

                               Page 4 of 9 Pages

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 51.9% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Less than 1% of the Class A Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

                               Page 5 of 9 Pages

Item 1(a)         NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           750 North Commons Drive, Aurora, Illinois  60504

Item 2(a)         NAME OF PERSON FILING:

                  Robert C. Penny III and Melvin J. Simon

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           4343 Commerce Court, Suite 306, Lisle, Illinois 60532

Item 2(c)         CITIZENSHIP:   United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e)         CUSIP NUMBER:

                  The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3            THE PERSON FILING THIS STATEMENT IS A:

                  This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable.

Item 4            OWNERSHIP

                  (a)      Amount Beneficially Owned as of December 31, 2003:

                           Robert C. Penny III: 14,589,082 Class B Common Stock and 170,940 Class A Common Stock (consisting of warrants to purchase shares of Class A Common Stock that are exercisable within 60 days of December 31,
                           2003)

                           Melvin J. Simon: 15,964,044 Class B Common Stock and 401,660 Class A Common Stock (including options and warrants to purchase shares of Class A Common Stock that are exercisable within 60 days of December 31,
                           2003)

                  (b)      Percent of Class:

                           Robert C. Penny III:

                           Approximately 51.9% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                               Page 6 of 9 Pages

                           Less than 1% of the outstanding shares of Class A Common Stock.

                           Melvin J. Simon:

                           Approximately 57.0% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Less than 1% of the outstanding shares of Class A Common Stock.

                  (c) Number of shares as to which such person has as of December 31, 2003:

                     (i)   sole power to vote or to direct the vote:

                           Robert C. Penny III:      None
                           Melvin J. Simon:          1,374,962 Class B Common
                                                     Stock
                                                     401,660 Class A Common
                                                     Stock (including options
                                                     and warrants to purchase
                                                     shares that are exercisable
                                                     within 60 days of December
                                                     31, 2003)

                    (ii)   shared power to vote or to direct the vote:

                           Robert C. Penny III:      14,589,082 Class B Common
                                                     Stock
                                                     170,940 Class A Common
                                                     Stock (including warrants
                                                     to purchase shares that are
                                                     exercisable within 60 days
                                                     of December 31, 2003).
                                                     Barbara J. Pruitt, Florence
                                                     R. Penny and Robert C.
                                                     Penny III are co-trustees
                                                     of a trust containing
                                                     warrants to purchase 85,470
                                                     shares and Marlene D.
                                                     Foskett, Florence R. Penny
                                                     and Robert C. Penny III are
                                                     co-trustees of another
                                                     trust containing warrants
                                                     to purchase 85,470 shares.

                           Melvin J. Simon:          14,589,082 Class B Common
                                                     Stock

                   (iii)   sole power to dispose or direct the disposition of:

                           Robert C. Penny III:      None
                           Melvin J. Simon:          1,374,962 Class B Common
                                                     Stock
                                                     401,660 Class A Common
                                                     Stock (including options
                                                     and warrants to purchase
                                                     shares that are exercisable
                                                     within 60 days of December
                                                     31, 2003)

                    (iv)   shared power to dispose or direct the disposition of:

                           Robert C. Penny III:      14,589,082 Class B Common
                                                     Stock
                                                     170,940 Class A Common
                                                     Stock (including warrants
                                                     to purchase shares that are
                                                     exercisable within 60 days
                                                     of December 31, 2003).
                                                     Barbara J. Pruitt, Florence
                                                     R. Penny and Robert C.
                                                     Penny III are co-trustees
                                                     of a trust containing
                                                     warrants to purchase 85,470
                                                     shares and Marlene D.
                                                     Foskett, Florence R. Penny
                                                     and Robert C. Penny III are
                                                     co-trustees of another
                                                     trust containing warrants
                                                     to purchase 85,470 shares.

                               Page 7 of 9 Pages

                           Melvin J. Simon:          14,589,082 Class B Common
                                                     Stock

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Messrs. Penny and Simon beneficially own an aggregate of 14,589,082 shares of Class B Common Stock as Voting Trustees of a Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, as amended (the "Voting Trust"), among Robert C. Penny III and Melvin J. Simon, as co-trustees, and certain members of the Penny family and the Simon family. As beneficiaries of trusts that are beneficiaries of the voting trust and the other trusts for which Mel Simon is trustee, Robert C Penny III, Marlene D. Foskett and Barbara J. Pruitt each have the right to receive more than 5% of the dividends with respect to the Class B Common Stock held in the voting trust.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Robert C. Penny and Melvin J. Simon, as co-trustees of the Voting Trust, may be deemed to have formed a group under Regulation 13D of the Securities Exchange Act of 1934, as amended. Please see the response to Item 6 above.

Item 9            NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10           CERTIFICATION:

                  Not applicable.

                               Page 8 of 9 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date:  February 17, 2004



                                               /s/ Robert C. Penny III
                                               -----------------------
                                               Robert C. Penny III


                                               /s/ Melvin J. Simon
                                               -------------------
                                               Melvin J. Simon























ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                               Page 9 of 9 Pages